QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

June 3, 2004

Buhrmann NV
(Translation of Registrant's Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

        Enclosure: Press Release dated June 3, 2004

Buhrmann NV
For more information,
please contact:
 Buhrmann Corporate Communications
Telephone +31 (0)20 651 10 34
corpcomm@buhrmann.com

Analysts/investors can contact:
 Buhrmann Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
carl.hoyer@buhrmann.com

PRESS RELEASE

Date    3 June 2004
Number    008

CORRECTION TO EARLIER RELEASE

        In the fifth paragraph of the press release issued by Buhrmann earlier this morning, the offer expiration time and date were set at 5:00 p.m., New York time on Friday 2 July 2004. We hereby advise that the correct offer expiration time and date is 12:00 midnight, New York time, on Wednesday 30 June 2004.

        The correct version of the press release now follows.

BUHRMANN TENDERS FOR ITS 12 1/4% SENIOR SUBORDINATED NOTES DUE 2009

        Buhrmann US Inc. today commenced a tender offer and consent solicitation with respect to all of its USD 350 million of outstanding 12 1/4% Senior Subordinated Notes due 2009 pursuant to an Offer to Purchase and Consent Solicitation Statement (the "Offer Document").

        Floris Waller, Chief Financial Officer and member of the Executive Board of Buhrmann, commented: "The 12 1/4% Senior Subordinated Notes were issued in November 1999 as part of the financing of the acquisition of Corporate Express. The current relatively favourable interest rate and credit spread environment combined with the lower debt level for Buhrmann, is prompting us to act now to refinance these Notes. We aim to achieve lower financing costs going forward and to optimise our capital structure."

        The tender offer comprises the following:

        The total consideration will be determined, in accordance with customary market practice, by reference to a fixed spread of 50 basis points over the yield to maturity of the 7 7/8% US Treasury Note due 15 November 2004.

        The total consideration includes a consent payment equal to USD 10 per USD 1,000 principal amount of 12 1/4% Senior Subordinated Notes purchased, which will only be paid to holders who tender their notes and deliver their consents prior to the consent payment deadline of 5:00 p.m., New York City time, on Wednesday 16 June 2004.

        Holders who tender their 12 1/4% Senior Subordinated Notes after the consent payment deadline and prior to the offer expiration time of 12:00 midnight, New York time on Wednesday 30 June 2004, will receive the total consideration minus the consent payment of USD 10 per USD 1,000 principal amount.

        All dates are subject to extension and the terms of the offer may be amended or modified.

        Buhrmann will pay accrued and unpaid interest to but not including the date of purchase.

2

        Unless the offer is extended, the pricing of the tender offer will occur on Wednesday 30 June 2004, and settlement is expected to occur promptly following the expiration time.

        In deciding whether to participate in the offer, holders of the 12 1/4% Senior Subordinated Notes should carefully review the Offer to Purchase and Consent Solicitation Statement, including the section titled "Certain Considerations".

        Tenders of the Senior Subordinated Notes may be withdrawn, and related consents may be revoked, before the consent payment deadline and if the offer is terminated.

        The tender offer is subject to a number of conditions. These include the valid tender of the Notes and delivery of related consents by holders of at least a majority of the aggregate principal amount of such outstanding notes, and obtaining financing on terms and conditions acceptable to Buhrmann to enable it to purchase the Notes in the Offer.

        The Offer is further made upon, and is subject to, the detailed terms and conditions set forth in the Offer to Purchase and Consent Solicitation Statement which can be obtained from the tender agent, The Bank of New York, or the information agent, MacKenzie Partners, Inc., by contacting Simon Coope at +1 800 322 28 85. Additional information regarding the Offer may be obtained from the dealer manager, Deutsche Bank Securities Inc., by contacting Alexandra L. Barth at +1 212 250 56 55.

        Buhrmann expects to obtain the funds necessary to consummate the Offer through the offer and sale of debt securities, borrowings under its credit facility and with cash on hand. It is anticipated that the sale of debt securities, if any, will be consummated on or prior to the Expiration Date.

Note to editors

For more information, please contact: Buhrmann Corporate Communications telephone +31 (0)20 651 10 34 e-mail: corpcomm@buhrmann.com	Analysts/Investors can contact: Buhrmann Investor Relations Carl Hoyer telephone +31 (0)20 651 10 42 e-mail: carl.hoyer@buhrmann.com

        Any securities to be offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-Looking Statements

        Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Buhrmann, as of the date of the release, and we assume no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to Buhrmann's Annual Report on Form 20-F for the year ended December 31, 2002 as well as our other reports filed with or submitted from time to time to the U.S. Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

3

Profile of Buhrmann

        As an international business services and distribution group, Buhrmann is one of the world's major supplier of office products for the business market and a leading distributor of graphic equipment in Europe. With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is one of the market leaders in the business market for office products and computer supplies in North America, Europe and Australia. By combining modern Internet technology with intelligent logistic processes Buhrmann is able to distribute a wide range of products for the office and graphic markets in a highly efficient way. Sales via the internet account form a rapidly growing proportion of total sales. The group has its head office in Amsterdam and its continued operations generate annual sales of around EUR 6 billion with about 18,000 employees in 18 countries.

4

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV
	By:	/s/ F.H.J. KOFFRIE Member Executive Board
	By:	/s/ H. VAN DER KOOIJ Company Secretary
Date: June 3, 2004

QuickLinks

SIGNATURE